UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Patriot National Bancorp, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

70336F203

(CUSIP Number)

steve Wolosky, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 22, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70336F203

1	NAME OF REPORTING PERSON

AFP Forty Six Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEVADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		342,172
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

342,172
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

342,172
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.7%
14	TYPE OF REPORTING PERSON

CO

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CUSIP No. 70336F203

1	NAME OF REPORTING PERSON

Michael Weinbaum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		14,531 (1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

14,531 (1)
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,531 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than one percent
14	TYPE OF REPORTING PERSON

IN

(1) Does not include shares of common stock, $0.01 par value of the Issuer held by AFP Forty Six Corp. Mr. Weinbaum is an officer of AFP Forty Six Corp.

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CUSIP No. 70336F203

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.01 par value (the “Shares”), of Patriot National Bancorp., a Connecticut corporation (the “Issuer”). The address of the principal executive office of the Issuer is 900 Bedford Street, Stamford, Connecticut 06901.

Item 2.	Identity and Background.

(a)       This statement is filed on behalf of AFP Forty Six Corp. (“AFP”) and Michael Weinbaum (“Weinbaum”) AFP and Weinbaum are each referred to as a “Reporting Person” and collectively as the “Reporting Persons”.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of AFP. To the best of the AFP’s knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)       The Reporting Persons’ principal business address is 9 Park Place, Great Neck, New York 11021.

(c)       AFP is a subsidiary of United Capital Corp. (“UCC”), a diversified company engaged in the business of investing in, and managing real estate properties and the manufacturing of engineered products. Mr. Weinbaum is an Officer and Director of UCC and an Officer of AFP. Mr. Weinbaum is also a Director of the Issuer.

(d)       Neither Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       Neither Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       AFP is incorporated under the laws of Nevada. The citizenship of the persons listed on Schedule A is set forth therein. Mr. Weinbaum is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

AFP received its Shares through a distribution of Shares by PNBK Holdings LLC to its members in 2018 and on January 22, 2021. Mr. Weinbaum received his Shares primarily in connection with equity grants by the Issuer to the Directors of the Issuer.

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CUSIP No. 70336F203

Item 4.	Purpose of Transaction.

The Reporting Persons’ do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of its Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing its intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by the Reporting Person herein is based upon 3,943,572 Shares outstanding, which is the total number of Shares outstanding as of March 26, 2021, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 30, 2021.

1.	AFP
(a)	As of the close of business on April 9, 2021, AFP directly beneficially owned 342,172 Shares.

Percentage: Approximately 8.7%

(b)	1. Sole power to vote or direct vote: 342,172
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 342,172
4. Shared power to dispose or direct the disposition: 0

(c)	AFP has not entered into any transactions in the Shares during the past sixty days.
2.	Weinbaum
(a)	As of the close of business on April 9, 2021, Mr. Weinbaum directly beneficially owned 14,898 Shares, constituting a percentage ownership in the Issuer of less than one percent.
(b)	1. Sole power to vote or direct vote: 14,531
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 14,531
4. Shared power to dispose or direct the disposition: 0
(c)	Mr. Weinbaum has not entered into any transactions in the Shares during the past sixty days.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

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CUSIP No. 70336F203

(d)	No person other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and among AFP Forty Six Corp. and Michael Weinbaum, dated April 13, 2021.

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CUSIP No. 70336F203

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 13, 2021

AFP Forty Six Corp.

By:	/s/ Anthony J. Miceli
	Name:	Anthony J. Miceli
	Title:	President and Treasurer

/s/ Michael J. Weinbaum
Michael J. Weinbaum

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CUSIP No. 70336F203

SCHEDULE A

Directors and Officers of AFP Forty Six Corp.

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Anthony J. Miceli Sole Director, President and Treasurer	President and Chief Operating Officer of United Capital Corp.	c/o United Capital Corp. 9 Park Place Great Neck, New York 11021	USA
Michael T. Lamoretti Vice President and Secretary	Vice President of United Capital Corp.	c/o United Capital Corp. 9 Park Place Great Neck, New York 11021	USA
Michael J. Weinbaum Vice President	Vice President of United Capital Corp.	c/o United Capital Corp. 9 Park Place Great Neck, New York 11021	USA
Ben Zimmerman Vice President	Chief Financial Officer of United Capital Corp.	c/o United Capital Corp. 9 Park Place Great Neck, New York 11021	USA